Exhibit 99.4

Hello Everyone,

My name is Zack Markase from the Operations Team here at Masterworks.

Today we’re pleased to bring you xVxixrxgxox, by the sensational artist, Helen Frankethaler.

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

Her market has shown an 18% Annual Record Price Growth Rate based on data from selected sales occurring from May 1984 to December 2022, and her top auction record is currently $7.8 million as of June 2023.

The Artwork is an example of Helen Frankenthaler’s original painting technique she frequently referred to as “soak-stain,” which involved pouring layers of thinned paint onto raw, unprimed canvas on the floor of her studio

So why do we like this painting? Three reasons:

One: Frankenthaler’s Sharpe Ratio of 1.64 as of December 2022 represents the second best risk-adjusted return of all Masterworks’ tracked artists, beating Basquiat, Banksy and Kusama.

Two: The artwork is a commercially desirable example by the artist, and the price growth for sales of similar works have accelerated in recent years, appreciating at an annualized rate of 18.4% since January 2010.

Three: Paintings similar in scale and style to the Artwork are led by Black Touch (1965), which sold for $3.4M at Sotheby’s New York in May of 2023, and Bride’s Door (1967), which was acquired by Masterworks for $2.1M at Christie’s New York in November of 2022.

Thank you for joining us, and we look forward to bringing you this incredible work by Helen Frankenthaler.